Exhibit 99.1

ProQR Therapeutics N.V. Press Release June 12, 2018

FINAL — FOR RELEASE

ProQR Receives up to $5 Million in Partnership with EB Research Partnership and EB Medical Research Foundation to Develop QR-313 for the Treatment of Dystrophic Epidermolysis Bullosa

The funding will be used for the clinical development of QR-313

Clinical trial in DEB patients to start in the second quarter of 2018

LEIDEN, the Netherlands, June 12, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced a collaboration with nonprofit organizations EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) to develop QR-313 for patients with dystrophic epidermolysis bullosa (DEB) caused by mutations in exon 73 of the COL7A1 gene. Under the agreement, EBRP and EBMRF will provide up to approximately $5 million in matching funding to ProQR under a venture philanthropy model, to co-fund the clinical development of QR-313.

“The EB Research Partnership and EB Medical Research Foundation are exceptional organizations and we look forward to collaborate on our mission to develop a life changing treatment for patients with this devastating disease,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “With the funding from these partners, we plan to accelerate the development of QR-313 for the treatment of DEB. And if we are successful with QR-313, we believe there is potential to expand this approach of exon skipping into other mutations that cause DEB and help even more patients.”

DEB is a rare debilitating skin disease caused by the absence of a protein called collagen type VII (C7). Symptoms are present from birth and include easy blistering of the skin, poorly healing wounds, skin infections and, in adulthood, some patients develop very aggressive forms of skin cancer. There are currently no approved treatment options for DEB. The WINGS trial, a first-in-human Phase 1/2 clinical trial of QR-313 in patients with DEB, is expected to initiate enrollment of patients in the first half of 2018. The trial is expected to report interim proof of mechanism results later this year, with full results expected in 2019.

“DEB has a huge impact on patients’ quality of life and there are currently no approved disease modifying treatment options beyond wound care,” said Alex Silver, founder and Chairman of EBRP and Paul Joseph, CFO of EBMRF. “Our organizations are excited to

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

partner with the ProQR team, in the hopes that the development of QR-313 will provide a much-needed treatment option to this community.”

About EB Research Partnership

Founded in 2014, EB Research Partnership (EBRP) is the largest 501(c)(3) nonprofit dedicated to funding research aimed at treating and ultimately curing Epidermolysis Bullosa, a group of devastating and life-threatening skin disorders that affect children from birth. EB Research Partnership works to treat and cure EB as quickly and efficiently as possible and fulfills their mission by partnering with non-profit and for-profit organizations, foundations, individual donors, and the EB and research communities.

EB Research Partnership utilizes an innovative business model of venture philanthropy, leveraging concepts from principal investing and applying them towards achieving philanthropic goals. When making a grant to a research project, they retain the added upside of generating a recurring donation stream if the therapy or product is commercially successful, then use this revenue to fund additional EB research. To learn more about EB Research Partnership visit www.ebresearch.org

About EB Medical Research Foundation

As the leader in research funding, the EBMRF is an all-volunteer, non-profit 501(c) Foundation dedicated to funding research for Epidermolysis Bullosa to determine its causes, develop successful treatments, and ultimately find a cure.  The grants awarded with your donations fund an aggressive research agenda aimed at developing breakthrough therapies in collaboration with Universities and leading private and public biotechnology companies. The EBMRF’s scientific collaborations incorporate a venture philanthropy model, in which we participate in the economics of any potential scientific commercialization. Royalties and revenue generated from our venture agreements are then reinvested to further advance critical research. The foundation’s goal is to cure EB by raising awareness through special events, the media and fundraising programs.  For more information, please visit www.ebmrf.org

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About Dystrophic Epidermolysis Bullosa

Epidermolysis bullosa (EB) is a group of rare genetic skin diseases of which dystrophic EB (DEB) is one of the most severe forms. DEB is caused by a mutation in the COL7A1 gene which is responsible for the formation of the Collagen type VII (C7) protein that forms anchoring fibrils that bind the inner and outer layers of the skin and mucosal membranes together. This mutation causes a loss of the anchoring fibrils resulting in fragile skin. People with DEB live with constant pain and have a high risk of malnutrition and infections. Symptoms include easy blistering, poorly healing wounds, skin infections, fusion of fingers and toes, anemia, gastrointestinal tract problems and with adulthood some develop very aggressive forms of skin cancer. There are no approved treatment options available that target the underlying cause of DEB.

About QR-313

QR-313 is a potential first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils. QR-313 has been granted Orphan Drug Designation in the United States and the European Union.

About the WINGS Trial

The WINGS trial is a first-in-human Phase 1/2 double-blind, randomized, intra-subject placebo controlled clinical trial of QR-313 in approximately eight subjects (over two years of age) that have RDEB due to mutation(s) in exon 73 of the COL7A1 gene.

Primary objectives will be to evaluate the safety and tolerability of topically applied QR-313 while providing biomarker evidence of proof of mechanism (exclusion, or skipping, of exon 73 from COL7A1 mRNA assessed by polymerase chain reaction). Secondary objectives will be to assess the effects on wound healing, skin strength, the presence of collagen type 7 protein and anchoring fibrils in the skin and systemic distribution of QR-313 after topical administration.

QR-313 or placebo formulated in a gel will be topically applied to a patient’s wounds two to three times a week (depending on bandage change frequency) for up to four weeks with an additional eight week follow-up period. The trial will be conducted at ten specialized centers in the U.S. and selected European countries. Interim proof of mechanism results from the trial are expected in 2018. Full results from the study are expected in 2019.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include, but are not limited to, those statements regarding our partnerships with EB Research Partnership and EB Medical Research Foundation, including statements regarding the expected funding and benefits of such partnerships and our product candidate QR-313, including its clinical development and therapeutic potential and future development plans. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com